SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York

March 14, 2007

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Asset Municipal Partners Fund Inc. Registration Statement on
Form N-14 (File Nos. 333-141241 and 811-7362) filed on March 13, 2007

Ladies and Gentlemen:

On behalf of our client, Western Asset Municipal Partners Fund Inc. (the “Fund”), we hereby specifically incorporate by reference into the facing sheet of the Registration Statement on Form N-14 filed by the Fund on March 13, 2007 the following language pursuant to Rule 473 under the Securities Act of 1933, as amended:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

If you have any questions in connection with this delaying amendment, please call Jacob C. Tiedt (212-455-3647) of this firm.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP